Filed Pursuant to Rule 433 under the Securities Act of 1933
Free Writing Prospectus dated January 11, 2022

Relating to Preliminary Prospectus Supplement dated January 11, 2022

Registration Nos. 333-262098; 333-262098-01; 333-262098-02; 333-262098-03;

333-262098-04; 333-262098-05; and 333-262098-06

BIP BERMUDA HOLDINGS I LIMITED

US$300,000,000 5.125% Perpetual Subordinated Notes (the “Notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated January 11, 2022 relating to the offering of the Notes (“Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated January 11, 2022, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	BIP Bermuda Holdings I Limited (the “Issuer”)

Guarantors:

Brookfield Infrastructure Partners L.P. (the “Partnership”)
Brookfield Infrastructure L.P.
Brookfield Infrastructure Holdings (Canada) Inc.
Brookfield Infrastructure US Holdings I Corporation
BIPC Holdings Inc.
Brookfield Infrastructure Finance ULC (collectively, the “Guarantors”)

Security:	5.125% Perpetual Subordinated Notes

Security Ratings*:	S&P: BBB-

Ranking:	Subordinated unsecured

Principal Amount of Notes:	US$300,000,000. There will be no Over-Allotment Option.

Denominations:	US$25 and integral multiples of US$25 in excess thereof

Price to Public:	100.000% (plus accrued interest, if any, from and including January 21, 2022 if settlement of the Notes occurs after that date)

Underwriting Discounts and Commissions(1):	US$0.7875 per Note for retail investors US$0.5000 per Note for institutional investors

Pricing Date:	January 11, 2022

Settlement and Issue Date:	January 21, 2022 (T+7)

Maturity Date:	Perpetual securities in respect of which there is no fixed maturity date or fixed redemption date

Coupon:	5.125%

Interest Payment Dates:	March 31, June 30, September 30 and December 31, commencing March 31, 2022, subject to optional interest deferral (in whole or in part)

Day Count Convention:	30/360

(1)  One or more of the underwriters will sell to an affiliate of Brookfield Asset Management Reinsurance Partners Ltd. and certain other institutions US$52,000,000 aggregate principal amount of the Notes at the public offering price (for which no underwriting discount or commissions will be paid).

Regular Record Dates for Interest:	March 16, June 15, September 15 and December 16, whether or not such day is a business day

Optional Interest Deferral:

Interest which accrues during an Interest Period will be due and payable on the relevant Interest Payment Date, unless the Issuer elects, in its sole discretion, to defer the relevant payment of interest (in whole or in part). The Issuer may, at its discretion, elect to defer any payment of interest (in whole or in part) which is otherwise scheduled to be paid on an Interest Payment Date; provided that any such deferred interest shall become due and payable on the date the Issuer declares any distributions on any of the Issuer’s common shares or preferred shares. If the Issuer elects not to make all or part of any payment of interest on an Interest Payment Date, then neither the Issuer nor any Guarantor will have any obligation to pay such interest on the relevant Interest Payment Date. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid.

Such deferral will not constitute an Event of Default or any other breach under the Indenture and the Securities.

First Call Date:	January 21, 2027

Optional Redemption:

At any time on or after January 21, 2027, the Issuer may, at its option, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Redemption by the Issuer Upon a Rating Event:

At any time within 180 days following the occurrence of a Rating Event, the Issuer may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Tax Redemption:

At any time, after the occurrence of a Tax Event, subject to applicable laws, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the relevant redemption date.

Use of Proceeds:

The Partnership intends to use the net proceeds of the offering to redeem its Class A Preferred Limited Partnership Units, Series 7, which are redeemable at the option of the Partnership on March 31, 2022, and any remainder for working capital purposes.

Listing:

The Notes constitute a new issue of securities with no established trading market. The Issuer intends to apply to list the Notes on the NYSE. If the application is approved, the Issuer expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.

CUSIP:	05554M 100

ISIN:	US05554M1009

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Citigroup Global Markets Inc.

Co-Managers:	BMO Capital Markets Corp. Deutsche Bank Securities Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. TD Securities (USA) LLC

*  Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II and/or UK MiFIR Product Governance Rules professionals/ECPs-only/No PRIIPs Regulation Key Information Document or UK PRIIPs Regulation Key Information Document: The manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Regulation Key Information Document or UK PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA or in the United Kingdom.

The Issuer and the Guarantors have filed a joint registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Partnership has filed with the SEC for more complete information about the Issuer, the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC toll-free at 1-866-375-6829; or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.